NORTH AMERICAN GAMING AND ENTERTAINMENT CORPORATION

                           3300 OAK LAWN, SUITE 410

                              DALLAS, TEXAS 75219

                ______________________________________________

              INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

              THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1

                            PROMULGATED THEREUNDER



          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS





                               December__, 2007



                _______________________________________________





      NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                 INTRODUCTION

This Information Statement is being mailed on or about December____, 2007 to holders of record on December 16, 2007 of shares of common stock, par value $0.0l per share ("Common Stock"), of North American Gaming and Entertainment Corporation, a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing directors of new members of the Board of Directors of the Company (the "Board") followed by the resignation of the existing directors pursuant to the terms of the transactions ("Transactions") described below. The appointments will become effective upon the closing of the transactions described below, but not sooner than _________, 2007, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the exchange (the "Exchange") of 80% of the shares of Shaanxi Chang Jiang Si You Neng Yuan Fa Zhang Gu Feng You Xiang Gong Si ("Chang Jiang") through the purchase of 100% of the shares of Chang Jiang's indirect parent company, for 500,000 shares of a new Series C Convertible Preferred Stock (the "Series C Preferred") of the Company, following which Chang Jiang will have the ability to convert its Series C Preferred to at least 96% of all outstanding shares of Common Stock and result in a change of control of the Company.

As of November 30, 2007, the Company had 24,216,058 shares of Common Stock issued and outstanding, which is the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of Transactions that will be consummated at a closing on or after ___________, 2007 (the "Closing Date") that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions. Additional information about the Transactions is set forth in the Company's Current Report on Form 8-K, filed with the SEC on July 23, 2007. Additional information about the Company and the Transactions will be contained in the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the "SEC") after the Closing Date of the Transactions. The Forms 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                               THE TRANSACTIONS

On July 17, 2007, the Company and Chang Jiang completed the execution of an Agreement Concerning the Exchange of Common Stock, pursuant to which the Exchange shall be effected the shareholders of and Chang Jiang will be entitled to receive a total of 500,000 shares of the Series C Preferred.

As a result of the Exchange, the shareholders of Chang Jiang will own 100% of the Series C Preferred, which will be convertible into approximately 96% of the then outstanding Common Stock of the Company.

In addition, upon completing the Exchange, the Company will issue 4,500,000 shares of newly issued common voting shares to be issued to Capital Advisory Services, Inc. in satisfaction of obligations of the Company for legal and consulting fees incurred prior to closing and shall reduce the Series C Preferred issuable to the shareholders of Chang Jiang by an appropriate number of shares. Upon completing the Exchange, Chiang Jiang will deliver $370,000 to the Company and certain non-affiliates of the Company, and will issue 4,500,000 shares of restricted common stock to two non-affiliates in exchange for 3,800,000 shares of unrestricted common stock.

Upon the completion of the Exchange, which will occur at least ten (10) days after the mailing of this Information Statement, the Company's existing directors, E.H. Hawes, II and Richard P. Crane, Jr., will appoint five (5) new members to the Board and then will resign as directors, effective immediately. The new directors of the Company will be Chen Wei Dong, currently chairman of Changjiang Petroleum Energy Development Stock Co. Ltd ("Changjiang Petroleum"), Zhang Hong Jun, a director of Changjiang Petroleum, Wang Sheng Li, a director of Changjiang Petroleum, Li Pin, a director of Changjiang Petroleum and Tian Hai Long, a director of Changjiang Petroleum.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company. In connection with the change of control, new management has signified its intention to cause the Company's to enter into the business of mining for lead, zinc and gold in the Peoples Republic of China.

                                    GENERAL

The Company was incorporated under the laws of the State of Delaware in 1969. The Company changed its name from Western Natural Gas Company to North American Gaming and Entertainment Corporation on October 17, 1994 in connection with its merger with OM Investors, Inc. Until August 20, 2001, the Company was engaged in the video gaming business through its partial ownership of three operating companies that operated video poker machines located in truck stops in Louisiana. Effective August 20, 2001, the Company sold all of the Company's interest in the three operating companies. The Company did not liquidate as a result of the sale of its assets but began to seek business and acquisition opportunities, leading to the Transactions.

         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

              THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.




      DIRECTOR       	        POSITION AND OFFICE       	SINCE
   NAME OF PERSON	AGE     HELD WITH THE COMPANY
   --------------       ---     ---------------------           -----

E.H. Hawes, II       	68 	Director, President, 	  	1998
				Chief Executive Officer
				and Chief Financial Officer
Richard P. Crane, Jr.	68 	Director and Secretary          1994



E.H. Hawes, II. Mr. Hawes has been the Chairman of the Board, President and Chief Executive Officer of the Company since January 7, 1998. He has been the Chairman of the Board of IT Financial Corporation ("ITFC"), which is the holding company for International Tours, Inc. ("International"), since 1969, and has been the Chairman of the Board of International since 1969. ITFC and International are privately owned corporations engaged in the business of travel agency franchising and travel agency training and schools. Mr. Hawes has also been President of Glacier Petroleum, Inc., a privately owned oil and gas exploration company, since 1971.

Richard P. Crane, Jr. Mr. Crane has been a partner in the law firm of Kirkpatrick and Lockhart, Los Angeles, California, for approximately two years, and prior to that time was a partner in the law firms of Musick, Peeler and Garrett, Santa Monica California, for approximately five years; Crane, Rayle & Lennemann, Santa Monica, California, for approximately two years; and Girardi, Keese & Crane, Los Angeles, California, for 14 years. Mr. Crane has practiced law for over 34 years, seven of which were with the U.S. Attorney General's Officer where for five years he was the Attorney in Charge and Chief Trial Counsel of the Organized Crime and Racketeering Section of the Western Regional Office. He has served as a Director and as Secretary of the Company since October 1994. Mr. Crane is also a director of Service Merchandise, Inc., which is a publicly traded company. He is a graduate of Vanderbilt University and holds a law degree from Vanderbilt University Law School.

              NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:


   DIRECTOR
NAME OF PERSON  AGE     POSITION AND OFFICE TO BE HELD WITH THE COMPANY
--------------  ---     -----------------------------------------------

Chen Wei Dong 	38 	President, Chief Executive Officer
			and Chairman of the Board
Xu Wei        	32 	Chief Financial Officer
Zhang Hong Jun	41 	Director
Wang Sheng Li 	41 	Director
Li Pen        	32 	Director
Tian Hai Long 	35 	Director


Each director of the Company will serve until its next annual shareholders' meeting and until his successor is appointed. Subject to employment agreements that they may have, the officers serve at the discretion of the board of directors of the respective companies.

    BIOGRAPHICAL INFORMATION OF NEW OFFICERS AND DIRECTORS OF THE COMPANY

Listed below is biographical information for each of the foregoing designated new directors and officers of the Company following the Exchange, including their principal occupations during the past five (5) years and other affiliations:

CHEN WEI DONG - President and Chief Executive Officer

Mr. Chen will serve as our President and Chief Executive Officer and as a Director. Mr. Chen was named as Chairman of Changjiang Petroleum in March 2006. Prior to that, he was General Manager of Du Kang Trading Company from 2001 to 2006 and was a Bank Director of Branch Bank of China Agriculture Bank from May 1991 to January 2001. He served in the army of the People's Republic of China from October 1985 to March 1990. Mr. Chen studied in Northern West University Management School, majoring in Enterprise Management.

XU WEI - Chief Financial Officers

Ms. Wei was named as CFO of Changjiang Petroleum Energy Development Stock Co. Ltd. in March 2006. From 1900 to 1998, she was deputy section chief of the accounting department of Shaanxi Weinan Textile Factory. In 1999, she worked in Shaanxi Hui Huang Construction and Building Material Company as manager of the accounting department. She passed the Adult Self Study Examination in Shaanxi Province in 1990 with a major in Accounting.

ZHANG HONG JUN - Director

Mr. Zhang was named as a director of Changjiang Petroleum in April 2006. Prior to that, he was Chairman and CEO of Shaanxi Baishui Dukang Liquor Co. since 2002-2005. He is the Executive Commissioner of Shaanxi Federation of Industry & Commerce, an academician of the China Academy of Management of Science, the Shaanxi Deputy of the National People's Congress, Shaanxi Executive Commission of the Political Consultation Committee, the Vice Chairman of Wei Nan Federation of Industry & Commerce, the Vice Chairman of Beijing Federation of Shaanxi Commerce and the Chairman of Shaanxi Du Kang Alcohol Co. Ltd. Education.

On April 2, 2007, Mr. Zhang was named as Executive Commission of Shaanxi Federation of Industry & Commerce, academician of China Academy of Management of Science, Shaanxi Deputy of the NPC, Shaanxi Executive Commission of the Political Consultation Committee, Vice Chairman of Wei Nan Federation of Industry & Commerce, Vice Chairman of Beijing Federation of Shaanxi Commerce and named as Chairman of Shaanxi Du Kang Alcohol Co. Ltd.

He received his MBA from the China Academy of Management of Science.

WANG SHENG LI - Director

Mr. Wang was named a director of Changjiang Petroleum in March 2006. Prior to that, he was the manager of Xi Deng Hui Alcohol Co. Ltd. from 1998 to 2006. He studied in Xi'an Petroleum University Electron Construction School from 1995 to 1998, majoring in computers.

LI PIN - Director

Mr. Li was named a director of Changjiang Petroleum in March 2006. He was an officer of Wei Nan branch company of China Life Insurance Company from 2000 to 2005. Mr. Li studied in the Shaanxi Finance and Economics from 1994 to 1996, majoring in Finance and Economics Management.

TIAN HAI LONG - Director

Mr. Tian was named as director of Changjiang Petroleum in March 2006. He was the sales manager of Xi Deng Hui Alcohol Co. Ltd. from 1998 to 2006. He studied in the West Industry University Electronic Information School, majoring in e-commerce.

                             CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions. Because the Company has only two directors who own over a majority of the voting securities of the Company and the Company has had no significant operations since 2001, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations. The Board has not established an audit committee for similar reasons and, because the Company pays no compensation, other than consulting fees to Mr. Hawes, the Company does not have a compensation committee. Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2007, the Board of Directors took two corporate actions by unanimous written consent.

Securityholders may direct communications to the Board to the following address:

      c/o North American Gaming and Entertainment Corporation
      3300 Oak Lawn, Suite 410
      Dallas, Texas 75219
      Attn. Ms. Carey Nevin, Adm. Man.

                            DIRECTORS' COMPENSATION



        	FEES EARNED OR    STOCK     OPTION     NON-EQUITY INCENTIVE      NONQUALIFIED DEFERRED      ALL OTHER
    NAME         PAID IN CASH     AWARDS    AWARDS         COMPENSATION              COMPENSATION         COMPENSATION    TOTAL
    ----        ---------------   ------    ------     --------------------      ---------------------    ------------    -----
E.H. Hawes,     $   0            $   0    $  0     	$   0                	   $        0             $    0     	$
II
Richard P. 	    0                0     28,000(1)	    0				    0		       0	$ 28,000
Crane Jr.

(1)Mr. Crane was granted options on January 20, 2000 to purchase 1,000,000  shares of common stock at an exercise price of $.03125 per share, the approximate fair market value on such date, with such options  vesting  immediately  and  having  a term of five years from the date of grant.  In March 2006, the options were extended for an additional five-year period, expiring  March 29,
   2011.   This  resulted  in compensation expense of $28,000, representing the estimated fair value of these options at the  date
   these options were extended.   The  options  were fully vested at the date of this award.  The Company reimburses the directors for their expenses (if any) incurred in connection with their duties as directors.



The Company reimburses the directors for their expenses (if any) incurred in connection with their duties as directors. Mr. Crane was granted options on January 20, 2000 to purchase 1,000,000 shares of Common Stock at an exercise price of $.03125 per share, the approximate fair market value on such date, with such options vesting immediately and having a term of five years from the date of grant. In March 2006, the options were extended for an additional five-year period, expiring March 29, 2011. This resulted in compensation expense of $28,000, representing the estimated fair value of these options at the date these options were extended.

                            EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company for services rendered during the fiscal years ended December 31, 2006, 2005 and 2004, and the number of options granted, to the Chief Executive Officer of the Company, and the value of the unexercised options held by such Chief Executive Officer on December 31, 2006. No other executive officer of the Company received remuneration in excess of $100,000 during 2006.

                             SUMMARY COMPENSATION TABLE
                  	   ANNUAL
                	COMPENSATION
			------------
NAME AND
PRINCIPAL               		      STOCK AND      ALL OTHER
POSITION    		YEAR  SALARY  BONUS   OPTION AWARDS  COMPENSATION   TOTAL
--------      		----  ------  -----   -------------  ------------   -------
E.H. Hawes, II 		2006  $   -   $  -         -         $     0(1)     $     0(1)
Chief Executive		2005      -      -         -               0(1)           0(1)
Officer        		2004      -      -         -          27,000(1)      27,000(1)

(1)Represents consulting fees paid by the Company.



The Board has committed the Company to pay up to a maximum of $50,000 in consulting payments to Mr. Hawes during 2007.

                 SECTION 16(A) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2006, all Section 16(a) filing requirements applicable to its insiders were complied with.



                 SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND

                  MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as of December 5, 2007, both before and after giving effect to the Transactions and after the application of a one-for-ten reverse stock split and conversion of all Series C Preferred Stock into common stock, concerning the beneficial ownership of the Common Stock of the Company by each person who is known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company:

				    	    PERCENTAGE OF	NUMBER OF SHARES	PERCENTAGE OF
  NAME AND   		NUMBER OF SHARES    COMMON STOCK   	OF COMMON STOCK   	COMMON STOCK
  ADDRESS OF   		OF COMMON STOCK     OUTSTANDING      	BENEFICIALLY       	OUTSTANDING
  BENEFICIAL  		BENEFICIALLY	    BEFORE	        OWNED AFTER             AFTER
  OWNER			OWNED		    TRANSACTIONS	TRANSACTIONS		TRANSACTIONS(5)

  ----------    	----------------    -------------       -----------------	---------------


International  		      12,886,960            53.2%               1,288,696                  2.0%
Tours, Inc.(1)
13150 Coit Road
Suite 125
Dallas, Texas 75240

Hawes Partners (1) 	      13,122,620            54.2%               1,312,262                  2.1%
2512 Maple Avenue
Dallas, Texas 75201

E.H. Hawes, II(1)    	      13,124,954            54.2%               1,312,495                  2.1%
2512 Maple Avenue
Dallas, Texas 75201

Richard P .Crane, Jr. (2)      1,535,556             6.1%                 153,556                  0.3%
530 Wilshire Blvd.,
Ste. 400
Santa Monica, California
90401

Daryl N. Snadon(3)             2,535,673            10.4%                 253,567                  0.4%
15280 Addison Rd.
Ste. 300
Dallas, Texas 75248

Mike D. Case   		       1,750,000             7.2%                 229,000                  0.4%
4200 East Skelly Drive
Tulsa, Oklahoma 74135

James Bowyer   		       2,058,644             8.5%                 225,864                  0.4%
10956 Weyburn Avenue,
Ste. 202
Los Angeles, California
90024

All Executive 		      14,660,510            60.5%               1,466,051                  2.4%
Officers and
Directors as a Group
(2 persons)(1)(2)



(1)International Tours, Inc. ("International")  owns 12,886,960 shares of Common Stock of record and beneficially.  E.H. Hawes, III, owns of record and beneficially 2,334 shares of  Common Stock.  I.T. Financial Corporation ("ITFC") owns 235,660 shares of Common
   Stock of record and beneficially.  Hawes Partners is owned 100% owned by Mr. Hawes.  Hawes Partners beneficially owns 100% of the outstanding capital stock of International.  Consequently, the 12,651,300 shares of Common Stock owned of record and beneficially by International may also be deemed to be beneficially  owned  by  each  of  Hawes  Partners  and  Mr. Hawes,  and  are reflected accordingly  in  the  table  above for their respective ownership positions.  Hawes Partners also beneficially owns more  than  a majority of ITFC and Hawes Partners and Mr. Hawes may also be deemed to beneficially own the shares owned by ITFC and such shares are reflected as being beneficially owned by each of them in the table above.
(2)Includes vested options to acquire 1,000,000 shares.
(3)Includes 535,666 shares pledged as collateral on a note payable to Mr. Snadon's former wife.


The following table sets forth information as of December 5, 2007 both before and after giving effect to the Transactions and the reverse stock split and conversion of the Series C Preferred Stock, concerning the beneficial ownership of the Series C Preferred stock of the Company by each person who is known to the Company to own beneficially more than five percent of the outstanding shares of Series C Preferred Stock.

  NAME AND   NUMBER OF SHARES OF COMMON STOCK   PERCENTAGE OF COMMON   NUMBER OF SHARES COMMON STOCK   PERCENTAGE OF COMMON
 ADDRESS OF      BENEFICIALLY OWNED BEFORE       STOCK OUTSTANDING        BENEFICIALLY OWNED AFTER       STOCK OUTSTANDING
 BENEFICIAL            TRANSACTIONS             BEFORE TRANSACTIONS           TRANSACTIONS(2)           AFTER TRANSACTIONS
OWNER(1)(3)
-----------  --------------------------------   --------------------   -----------------------------   --------------------
Chen Wei                     0                       	0                                  0                    0.0%
Dong
Xu Wei                       0                       	0                                  0                    0.0%
Zhang Hong Jun               0                          0               	  31,793,819                   49.1%
Chen Min                     0                          0               	   5,344,584                    8.8%
Wang Sheng Li         	     0                          0               	   7,270,729                   11.2%
Li Pen              	     0                          0               	   5,938,968                    9.2%
Tian Hai Long          	     0                          0               	   5,938,968                    9.2%
All offices and
directors as
a group (6 persons)	     0                          0               	  50,942,484                   83.7%



(1) The address for each beneficial owner is attached. Each of these persons can also be reached through the Company's address, which is listed c/o North American Gaming and Entertainment Company, Firth Floor, High-Tech Mansion, Gaoxin Road, Hi-tech Zone, XRan P.R. China.

      Chen Wei Dong Address:   BeitangXRAng  11#, Linwei District, Weinan City,
      Shaanxi, China.

      Xu Wei Address:  XRAn Ning Zhong Lu 5#, XRan, Shaanxi, China.

      Zhang Hong Jun Address: Duqiao Paichusuo, Xiyi Road, Linwei District, Weinan City, Shaanxi, China.

      Wang Sheng Li Address: Yun Yang, Jin Yang XRAn, Wei Nan City, Shaanxi, China.

      Li Pin Address:  Jie Fang Lu 132#, Wei Nan City, Shaanxi, China.

      Tian Hai Long Address: Fuqv XRAng Si Zu, Lin Wei District, Wei Nan City, Shaanxi, China.

(2) As used herein, a person is deemed to be the "beneficial owner" of a security if he or she has or shares voting or investment power with respect to such security, or has the right to acquire such ownership within sixty (60) days. As used herein, "voting power" includes the power to vote or to direct the voting of shares, and "investment powers" includes the power to dispose or to direct the disposition of shares, irrespective of any economic interest therein.

(3) Except as otherwise indicated by footnote, the persons names in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

Consulting Fees. E.H. Hawes, II is the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Hawes provides consulting services to the Company and was paid $ -0- in consulting fees during 2006 and $ -0- in 2005. He does not receive a salary from the Company. The Company has agreed to pay Mr. Hawes up to a maximum of $50,000 during fiscal 2007 for consulting services and expense reimbursements.

                                    By Order of the Board of Directors








                                    /s/ E.H. Hawes, II
                                    -----------------------------------------
                                    E.H. Hawes, II., President